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March 17, 2016	Writer’s Direct Contact 212.468.8053 jbaris@mofo.com

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Variable Insurance Funds

File Nos.: 333-209400; and 811-08979

Dear Mr. Cowan:

On behalf of Victory Variable Insurance Funds (the “Registrant”), we submit this response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Registrant’s Registration Statement on Form N-14 (File No. 333-209400), filed on February 4, 2016 (“Form N-14”).  The Form N-14 included on its cover page a “delay amendment” to delay its effective date until the Registrant files a further amendment concerning effectiveness.

We expect that the Registrant will file with the Commission a pre-effective amendment to Form N-14 on or about March 17, 2016, incorporating the responses to the Staff’s comments described below.  We ask that the Commission accelerate effectiveness of the Form N-14 as soon as possible after the filing of the pre-effective amendment.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Form N-14.  We have attempted to accurately restate the Staff’s comments, which were provided in correspondence on March 1, 2016.  Page references correspond to the PDF version of the Form N-14.

When a comment specific to any one Fund applies to other Funds, we will conform the disclosures with respect to the other Funds so that the disclosures are consistent, even if we do not identify whether a comment applies in other cases.  In addition, when a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the document, as appropriate.

1)                                     General Comment

Please include the complete fee table (along with other missing disclosure) in a pre-effective amendment.

Response:  The Registrant will revise the Form N-14 in a pre-effective amendment to complete all required items consistent with the Staff’s comment.

2)                                     Accounting Comments

a)                                     Please file an auditor’s consent once the December 31, 2015 audit is complete.

Response:  The Registrant will file an auditor’s consent with the pre-effective amendment.

b)                                     From Tax Q&A: “A portion of the portfolio assets of an Acquired Fund may be sold in connection with its Reorganization. Any such sales will cause such Acquired Fund to incur transaction costs and may result in a taxable distribution of gains to shareholders.”  Provide capital gains estimates in dollars and per share amounts.   Also, disclose the name of the entity paying the reorganization costs and provide an estimated dollar amount of the reorganization costs.

Response: The Registrant confirms that no repositioning is expected for any of the Acquired Funds in connection with the Reorganization. The Registrant will revise the disclosure accordingly.

c)                                      Fee tables are as of 12/31/15.  Please file a pre-effective amendment once the December 31, 2015 audit is complete. Please note that the fee table should follow the introductory fees and expenses paragraph.  Please also move the investment objectives information after the fee table.

Response:  The Registrant will reflect the audited numbers as of December 31, 2015 in the pre-effective amendment.  The Registrant has considered the request to move certain disclosures after the fee table. However, given that Form N-14 does not prescribe an order for presenting this disclosure and the fact that the introductory disclosure relates to all proposals in the document, we would prefer to maintain the location of those paragraphs before the start of Proposal 1 rather than repeat after each separate fee table.

d)                                     Tax Status of the Reorganizations - Please add disclosure for any Acquired Fund if the fund has significant capital loss carryforwards that may be limited in their use due to the merger.  This disclosure could include the total amount of capital loss carryforwards available as of a recent date and the amount at would be expected to be utilized or loss post-merger.

Response:  The Registrant confirms that the Acquiring Funds are expected to retain any capital loss carryforwards attributable to the Acquired Funds upon the Reorganizations.

e)                                      Capitalization of Acquired Funds and Acquiring Funds: In the next pre-effective amendment, please ensure this table is dated within 30 days of the pre-effective amendment since pro-forma financial statements are not required.  See Item 14(2) of Form N-14.

Response:  The Registrant will disclose capitalization with information dated within 30 days of the pre-effective amendment.

3)                                     Page 6:  Certain questions posed lend themselves to a “yes” or “no” response. Please begin the answer to those questions with a “yes” or “no.”

Response:  The Registrant will add disclosure to address the Staff’s comment.

4)                                     Page 7:  In response to the question “How will the Reorganizations benefit the Acquired Funds and the Contract Owners?” please disclose that the RS Investment Quality Bond VIP Series and RS Low Duration Bond VIP Series will be managed by members of INCORE Capital Management, an existing Victory Capital investment franchise.

Response:  The Registrant believes no changes are necessary. The Registrant notes that disclosure with respect to the management of RS Investment Quality Bond VIP Series and RS Low Duration Bond VIP series by INCORE Capital Management, an existing Victory Capital investment franchise, is included in the second bullet on page 7.

5)                                     Page 7:  Clarify that after the expiration of the expense limitation agreement, expenses may be higher.  Please also clarify that Victory Capital is permitted to recoup advisory fees waived and expenses reimbursed for up to three years.

Response:  The Registrant will add disclosure to address the Staff’s comment.

6)                                     Page 8:  Please revise the response the question: “Are there costs or tax consequences of the Reorganizations?” to say: “No.  The direct costs associated with the Reorganizations will be borne by Victory Capital and RS Investments and not by the shareholders of the Acquired Funds,” as stated on p. 38 of Form N-14.  If this is not accurate, please revise the bullet disclosure on p. 38 of Form N-14.

Response:  The Registrant will make the requested change.

7)                                     Page 8:  Please revise the response to the question: “If approved, when will the Reorganizations happen?” to include that closing is contingent upon consent of clients representing a minimum level of revenue.  Please see the disclosure on page 35 of Form N-14.

Response:  The Registrant will add disclosure to address the Staff’s comment.

8)                                     Page 8:  Please revise the response to the question: “What will happen if a Reorganization is not approved?” to explain what impact failure to get shareholder approval of any or all (or certain number of) Fund Reorganizations has on the closing of the transaction between RS and Victory Capital.

Response:  The Registrant believes that the following disclosure on page 8 addresses this comment, with the addition of the italicized disclosure:

“Approval of one Reorganization is not expressly conditioned upon the approval of any other Reorganization, but closing of each Reorganization is conditioned upon closing of the Transaction by RS Investments and Victory Capital. Since the Transaction is conditioned upon, among other things, obtaining the consent of clients (including the Acquired Funds) representing a minimum level of revenue, even if an Acquired Fund’s shareholders approve a Reorganization, it may not be sufficient to satisfy the revenue condition for the closing of the Transaction if shareholders of enough other Acquired Funds do not approve their Reorganization or if enough private clients of RS Investments do not provide their consent.

If the Transaction between Victory Capital and RS Investments is not closed, none of the Reorganizations will take place and the Acquired Funds will continue to operate with RS Investments as their investment adviser.

If the shareholders of an Acquired Fund have not approved the Reorganization and the parties to the Transaction proceed to close the Transaction, then the Acquired Fund’s existing investment advisory agreement with RS Investments will terminate. At that point, the Board of RS Variable Products Trust may take any further action it deems to be in the best interest of the Acquired Fund and its shareholders, including: (1) approval of an interim advisory agreement with Victory Capital to permit additional time to solicit shareholder approval of the Reorganization; (2) identifying another adviser to serve as the adviser for the Acquired Fund; or (3) liquidating the Acquired Fund.”

9)                                     Page 9:  Please consider stating whether or not one can vote in person at the shareholders’ meeting, and whether there is a deadline for voting?

Response:  The Registrant will add disclosure to address the Staff’s comment.

10)                              Page 15:  Please specify the period of time over which the exchange privilege will extend.

Response:  The Registrant will delete this statement throughout the proxy statement/prospectus given that exchanges are not typically a feature of variable insurance funds.

11)                              Page 16:  Please confirm whether the bullet that states that “No sales charges (including contingent deferred sales charges) will be imposed on the shares of the Acquiring Funds issued in connection with the Reorganization” applies to the insurance funds.

Response:  The Registrant will delete this bullet point, because as funding vehicles for variable life and variable annuity contracts, the Funds are sold without sales charges.

12)                              Page 16:  Please clarify that the fees and expenses do not reflect the charges at the separate account level, and that if these fees were included expenses shown would be higher.

Response:  The Registrant will add disclosure indicating that the fees and expenses do not reflect the charges at the separate account level, and that if those fees were included, the expenses shown would be higher.

13)                              Page 17 and 18:  Please note recapture should be limited to the lesser of: (1) the expense cap in effect at the time of waiver; and (2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance.  See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73

Response:  The Registrant confirms that it intends to apply the guidance of 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 when and if Victory Capital recoups expenses in the future.  The Registrant will clarify that Victory Capital may recoup waived advisory fees and reimbursed expenses for up to three years after the fiscal year in which the waiver or reimbursement took place, subject to the lesser of any operating expense limits in effect at the time of the original waiver or the expense reimbursement at the at the time of the recoupment of or reimbursement.

14)                              Page 17:  Please move the fourth bullet on page 17 to under the Fees and Expenses section.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

15)                              Page 18:  Please clarify that the example only reflects the waiver for Acquired Funds through April 30, 2017 (and Acquiring Funds for two years after the close of the Reorganization).  This comment applies to other funds which have fee waiver or expense reimbursement.

Response: The Registrant will add disclosure to address the Staff’s comment.

16)                              Pages 22:  In light of the high turnover rate for certain funds, please consider disclosing frequent trading as a principal strategy and risk of the applicable funds.

Response:  The Registrant will add disclosure to address the Staff’s comment.

17)                              Page 22:  Please consider adding New Fund Risk for Acquiring Funds (since they have not commenced operations).  Please consider this with respect to all applicable Acquiring Funds.

Response:  The Registrant does not believe that it is appropriate to add New Fund Risk as a risk for the Acquiring Funds since those Funds are being formed to continue the operations of the Acquired Funds, which have been in continuous operation for more than one year (and in most cases, for over 5 years).

18)                              Page 35:  Please clarify what “requisite vote” means.

Response:  The Registrant will add disclosure to address the Staff’s comment.

19)                              Page 37:  Please specify the date of the meeting of the Board in January 2016.

Response: The Registrant will add disclosure to address the Staff’s comment.

20)                              Page 37:  Please confirm supplementally that the disclosure reflects any Board considerations that were not in favor of the reorganization.

Response:  The Registrant confirms that the disclosure reflects the material considerations of the Board of RS Variable Products Trust and that there were no additional material considerations that were not in favor of the reorganizations.

21)                              Page 37:  Please clarify the “various potential benefits of each Reorganization to the shareholders of the corresponding Acquired Fund.”

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

22)                              Page 37:  With respect to the RS Investment Quality Bond VIP Series and RS Low Duration Bond VIP Series, please disclose the specific considerations for each of these reorganizations.

Response: The Registrant will add disclosure to address the Staff’s comment but notes that, for the considerations with respect to the change in investment management teams for RS Investment Quality Bond VIP Series and RS Low Duration Bond VIP Series, the specific RS Variable Products Trust Board considerations with respect to those changes are already included in the discussion of the Board’s considerations.

23)                              Page 38:  Please consider the requirements of Item 20 of Schedule 14A, which requires the same disclosure of board considerations as required by Item 22 (c) for other proposals.

Response: The Registrant has considered the requirements of Item 20 of Schedule 14A and believes that the Board of RS Variable Products Trust’s considerations and conclusions with respect to the Reorganizations and its recommendation are adequately disclosed in light of the applicable requirements.

24)                              Page 42:  Please consider clarifying the means of providing the signed card (by mail or in person at the meeting).

Response:  The Registrant will add disclosure to address the Staff’s comment.

25)                              Page 100:  Under Senior Securities, please provide a description of the permissions allowed under the Investment Company Act of 1940, as amended.

Response:  The Registrant will include disclosure that generally describes examples of permissible transactions that may not involve the issuance of senior securities.

26)                              Page 171:  Please provide the information required by Item 15.  Please note that if the filing is to be accelerated, please provide an undertaking as required by Rule 484.

Response: The Registrant will add disclosure to address the Staff’s comment.

27)                              Page 171:  Please provide each new power of attorney specific to the Form N-14.

Response: The Registrant will file new powers of attorney specific to Form N-14 with the pre-effective amendment.

28)                              Page 173:  Please note that the Form N-14 must be signed by the Chief Accounting Officer and Chief Financial Officer, unless the Treasurer serves in these roles.  See Section 6(a) under the Securities Act of 1933, as amended.

Response:  The Registrant will indicate that the Treasurer also serves as its Principal Accounting Officer and Principal Financial Officer.

*          *          *

The Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

Jay G. Baris

cc:                                Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Edward J. Veilleux, Chief Compliance Officer

Nathan J. Greene, Shearman & Sterling LLP

S. Elliott Cohan, Morrison & Foerster LLP

Matthew J. Kutner, Morrison & Foerster LLP